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SEC FILE NUMBER 000-30486
CUSIP NUMBER

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
☐   Form 10-K   ☐  Form 20-F   ☐   Form 11-K   ☒   Form 10-Q   ☐   Form 10-D ☐   Form N-SAR
☐   Form N-CSR

For the period ended: September 30, 2007

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I-REGISTRANT INFORMATION
Full Name of Registrant: Former Name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Advanced Communications Technologies, Inc.. 420 Lexington Avenue Suite 2739 New York, NY 10170

PART II-RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☒	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N - SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company’s independent accountants have not been able to complete the review of the financial statements for the quarter ended September 30, 2007 and the Form 10-QSB within the prescribed time period.

PART IV-OTHER INFORMATION
     (1)   Name and telephone number of person to contact in regard to this notification:

Wayne I. Danson	646	227-1600
(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
☒   Yes   ☐   No
If the answer is no, identify report(s).

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Please see exhibit A attached hereto.

Advanced Communications Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2007	By:	/s/ Wayne I. Danson
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

ATTACHMENT TO FORM 12b-25

Part (IV)(3) Anticipated Changes in Results of Operations

The Company expects to report net sales of approximately $9,072,000 for the quarter ended September 30, 2007, as compared to approximately $2,141,000 in the corresponding quarter of the prior fiscal year. The increase in net sales is primarily attributable to the acquisition of Vance Baldwin, Inc. on August 17, 2007 and the inclusion of its sales from that date forward. The Company expects to report a net loss of approximately $460,000 for the quarter ended September 30, 2007, as compared to a net loss of approximately $84,000 in the corresponding quarter of the prior fiscal year. The increase in the net loss is principally attributable to an increase in (i) interest expense associated with debt financing entered into in connection with the acquisition and recapitalization transactions and (ii) increased operating expenses attributable to the acquisition, which more than offset an increase in gross profit attributable to the acquisition.